BRF S.A.

PUBLICLY-TRADED COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or "Company") (B3: BRFS3; NYSE: BRFS), informs its shareholders and the market in general that, on this date, settled its sixth (6th) issuance of simple, non-convertible into shares, unsecured debentures, in four (4) series, for private placement (“Debentures” and “Private Placement”, respectively), in the total amount of R$1. 250,000,000.00 (one billion two hundred and fifty million reais).

The Debentures were subject to Private Placement with ECO Securitizadora de Direitos Creditórios do Agronegócio S.A. (“Securitization Company”), in the context of its 390th (three hundred and ninetieth) issuance of agribusiness receivables certificates, in 4 series, backed by agribusiness credit rights arising from the Debentures, for public distribution, pursuant to article 26, item VII-A, “b”, of CVM Resolution 160/2022, and of CVM Resolution 60/2021.

The Securitization Company subscribed 1,250,000 (one million two hundred and fifty thousand) Debentures, consisting of (i) 29,178 (twenty-nine thousand one hundred and seventy-eight) Debentures of the first series (“First Series Debentures”); (ii) 448,179 (four hundred and forty-eight thousand one hundred and seventy-nine) Debentures of the second series (“Second Series Debentures”); (iii) 417.440 (four hundred and seventeen thousand four hundred and forty) Debentures of the third series (“Third Series Debentures”); and (iv) 355,203 (three hundred and fifty-five thousand two hundred and three) Debentures of the fourth series (“Fourth Series Debentures”), with par value of R$ 1 thousand each, in the total amount of R$1,250,000,000.00. The First Series Debentures will mature on April 2, 2035, the Second Series Debentures will mature on April 13, 2035, the Third Series Debentures will mature on April 13, 2040 and the Fourth Series Debentures will mature on April 14, 2045.

The transaction is in line with the Company's debt profile management strategy optimizing the maturity/cost relation of its debt instruments.

São Paulo, April 23, 2025

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A